Exhibit A

CERAGON NETWORKS REPORTS FIRST QUARTER 2009 FINANCIAL RESULTS

Conference Call at 8:00 a.m. EST

        TEL AVIV, Israel, May 1, 2009 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity LTE ready wireless backhaul solutions, today reported results for the first quarter which ended March 31, 2009.

        Revenues for the first quarter of 2009 were $43.9 million, down 7% from $47.2 million for the first quarter of 2008 and down 23% from $56.8 million in the fourth quarter of 2008.

        Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the first quarter of 2009 was $0.2 million or $0.01 per basic and diluted share, compared to net income of $4.3 million in the first quarter of 2008, or $0.12 per basic share and $0.11 per diluted share.

        On a non-GAAP basis, net income for the first quarter, excluding $789,000 of equity-based compensation expenses, was $1.0 million, or $0.03 per basic and diluted share. Non-GAAP net income for the first quarter of 2008 was $4.9 million, or $0.13 per basic and diluted share (please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

        Gross margin on a GAAP basis in the first quarter of 2009 was 33.9% of revenues. Gross margin on a non-GAAP basis in the first quarter of 2009 was 34% of revenues.

        Cash and cash investments at the end of the quarter were $93.5 million.

        “Underlying long term growth drivers remain in place and we are encouraged by improving demand from expansion of GSM networks in India to accommodate record subscriber growth as well as signs of improving demand in North America ,” said Ira Palti, President and CEO of Ceragon. “At the same time, we are still cautious about the near term outlook due to poor visibility, lengthening sales cycles, and customers’ continuing focus on retaining cash. In this environment, our emphasis will continue to be on controlling costs and remaining as flexible as possible in order to react quickly, while preserving our capability to respond effectively when the pace of orders picks up.”

Supplemental revenue breakouts:

Geographical breakdown:

First quarter 2009

Asia Pacific	31%
Europe Middle-East and Africa	31%
North America	19%
Latin America	19%

        A conference call discussing Ceragon’s results for the first quarter of 2009, will take place today, May 1, 2009, at 8:00 a.m. (EST). Investors are invited to join the Company’s teleconference by calling (800) 230-1074 or international (651) 291-5254 at 7:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

        Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (800) 475-6701 or international (320) 365-3844, access code 995370.

        A replay of both the call and the webcast will be available through June 1, 2009.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native(2)® are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

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Ceragon Reports First Quarter 2009 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2009	2008

Revenues	$43,902	$47,176
Cost of revenues	29,031	30,515

Gross profit	14,871	16,661

Operating expenses:
Research and development	5,070	4,819
Selling and marketing	7,958	7,026
General and administrative	1,900	1,361

Total operating expenses	$14,928	$13,206

Operating profit (loss)	(57)	3,455
Financial income, net	354	818

Income before taxes	$297	$4,273

Taxes on income	(82)	-

Net Income	$215	$4,273

Basic net earnings per share	$0.01	$0.12

Diluted net earnings per share	$0.01	$0.11

Weighted average number of shares used
in computing basic net earnings per
share	34,802,987	36,943,142

Weighted average number of shares used
in computing diluted net earnings
per share	35,324,176	38,830,582

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Ceragon Reports First Quarter 2009 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	March 31, 2009	December 31, 2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$41,622	$28,224
Short-term bank deposits	28,606	35,044
Marketable securities	6,063	2,187
Trade receivables, net	58,184	70,811
Deferred taxes	4,082	4,082
Other accounts receivable and prepaid expenses	10,228	11,508
Inventories	39,246	40,113

Total current assets	188,031	$191,969

LONG-TERM INVESTMENTS:
Long-term bank deposits	6,198	8,204
Long-term marketable securities	11,025	24,102
Severance pay funds	3,837	4,065
Deferred taxes	8,007	8,007

Total long-term investments	$29,067	$44,378

PROPERTY AND EQUIPMENT, NET	9,344	8,891

Total assets	$226,442	$245,238

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	28,149	41,748
Deferred revenues	7,321	5,886
Other accounts payable and accrued expenses	8,917	8,041

Total current liabilities	$44,387	$55,675

LONG-TERM LIABILITIES
Accrued severance pay	$6,090	$6,647

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	91	91
Additional paid-in capital	285,930	285,141
Treasury shares at cost	(14,345)	(7,923)
Other comprehensive income	(1,340)	193
Accumulated deficits	(94,371)	(94,586)

Total shareholders' equity	$175,965	$182,916

Total liabilities and shareholders' equity	$226,442	$245,238

Ceragon Reports First Quarter 2009 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended March 31,
	2009	2008

Cash flow from operating activities:
Net income	215	4,273
Adjustments to reconcile net income to net cash provided
by (used in) operating activities:

Depreciation	711	392
Stock-based compensation expense	789	644
Decrease in trade and other receivables, net	13,537	928
Increase in inventory	867	2,595
Decrease in trade payables and accrued liabilities	(12,563)	(6,884)
Increase (decrease) in deferred revenues	1,435	(2,074)
Other adjustments	(138)	(19)

Net cash provided by (used in) operating activities	4,853	(145)

Cash flow from investing activities:
Purchase of property and equipment ,net	(2,487)	(1,034)
Investment in short and long-term bank deposit	(8,460)	(13,209)
Proceeds from short and long-term bank deposits	16,960	16,057
Investment in held-to-maturity marketable
securities	(1,500)	(14,000)
Proceeds from maturities of held-to-maturity marketable
securities	10,454	2,100

Net cash provided by (used in) investing activities	14,967	(10,086)

Cash flow from financing activities:
Proceeds from exercise of options	-	209
Payment of issuance costs	-	(330)
Purchase of treasury shares at cost	(6,422)	-

Net cash used in financing activities	(6,422)	(121)

Increase (decrease) in cash and cash equivalents	13,398	(10,352)

Cash and cash equivalents at the beginning of the period	28,224	58,650

Cash and cash equivalents at the end of the period	41,622	48,298

Ceragon Reports First Quarter 2009 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2009			2008
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP

Revenues	$43,902		$43,902	$47,176
Cost of revenues	29,031	63	28,968	30,445

Gross profit	14,871		14,934	16,731

Operating expenses:
Research and development	5,070	160	4,910	4,660
Selling and marketing	7,958	306	7,652	6,747
General and administrative	1,900	260	1,640	1,225

Total operating expenses	$14,928		$14,202	$12,632

Operating profit (loss)	(57)		732	4,099
Financial income, net	354		354	818

Income before taxes	$297		$1,086	$4,917

Taxes on income	(82)		(82)	-

Net income	$215		$1,004	$4,917

Basic net earnings per share	$0.01		$0.03	$0.13

Diluted net earnings per share	$0.01		$0.03	$0.13

Weighted average number of shares used in
computing basic net earnings per share	34,802,987		34,802,987	36,943,142

Weighted average number of shares used in
computing diluted net earnings per share	35,324,176		35,324,176	38,830,582

Total adjustments		789

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports First Quarter 2009 Results

Contact: Vered Shaked
Investor Relations Manager
Ceragon Networks Ltd.
Int'l +(972) 52 573 5513
US (201) 853 0228
vereds@ceragon.com